FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of         February, 2003

ART Advanced Research Technologies Inc.

(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐ :

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

  1. Press Release dated February 11, 2003 announcing the appointment of two new Directors, Mr. Benoit La Salle and Mr. Jacques Courville - Mr. La Salle also becomes Chairman, succeeding Mr. Bernard Allaire.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.

(Registrant)

By: /s/ Nadia Martel

Name: Nadia Martel

Title: Vice President and General Counsel

Dated: February 20, 2003

ATTENTION : FINANCE AND ECONOMY EDITORS

News release

For immediate publication

ART APPOINTS TWO NEW DIRECTORS, MR. BENOIT LA SALLE AND MR. JACQUES COURVILLE - MR. LA SALLE ALSO BECOMES CHAIRMAN, SUCCEEDING MR. BERNARD ALLAIRE

Saint-Laurent, Canada, February 11, 2003 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), is pleased to announce the appointment of Mr. Benoit La Salle and Mr. Jacques Courville to its Board of Directors (subject to regulatory approval). Mr. La Salle also succeeds Mr. Bernard Allaire as Chairman of the Board. Mr. Allaire resigned from his position of Chairman and director of the Company effective immediately.

"Mr. La Salle brings strong financial, accounting and management expertise as well as a thorough knowledge of the biotechnology sector to ART. Indeed, he was involved in the development of several biotechnology companies over the last few years. He will be a significant addition to ART's Board and will play a critical role as the Company's new Chairman of the Board now that we are a step closer to commercialization" declared Ms. Micheline Bouchard, ART's President and CEO.

"For his part, Mr. Courville brings an in-depth knowledge of the life sciences sector and the pharmaceutical industry and an impressive academic and clinical research experience. These qualities also make him a significant addition to our Board of Directors now that we are preparing to begin pivotal clinical trials for SoftScan's first indication and are seeking to forge closer links to the pharmaceutical companies with a view to commercialize our small animal molecular imager before the end of the year" added Ms. Bouchard.

"ART is remarkably well positioned for achieving success and it is in large part due to the contribution of Mr. Bernard Allaire who is leaving us today after being associated with ART for more than eight years, the last three in his capacity as Chairman of the Board. The Board of Directors is very grateful to him for his dedication to ART over the years and I would like to thank him personally for the constant support he has given me since I joined the Company as President and CEO last September" concluded Ms. Bouchard.

Mr. La Salle is the founder and President & CEO of Semafo Inc., a company listed on the Toronto Stock Exchange. In 1980, he co-founded Grou, La Salle & Associates, a chartered accountants' firm. Mr. La Salle is a director of a number of Canadian companies involved in the biotechnology sector, including Vasogen, Electromed Inc. and Systèmes Médicaux LMS. Mr. La Salle holds a bachelor's degree in business from McGill University. In 1975, he successfully completed the Canadian Institute of Chartered Accountants examinations. Mr. La Salle also holds a MBA from IMD in Lausanne, Switzerland. In 1992, Mr. La Salle became a member of the Bureau of the Corporation professionnelle des administrateurs agréés du Québec.

Mr. Courville recently retired from Merck Frosst Canada Inc. where he was Vice President, Medical Research from 1998 until 2002. He joined Merck Frosst in 1989 as Director of Clinical Research after holding the position of Medical Director at ICN Canada Ltd. from 1988 to 1989. Before joining the pharmaceutical industry, he pursued a career in academia and played an active role in the scientific research community: from 1967 to 1970, he was Assistant Professor and Director of the Neuroanatomy Laboratory in the Department of Neurology, Neurosurgery and Anatomy at McGill University; from 1968 to 1970, he was Scholar of the Medical Research Council of Canada; from 1970 to 1976, Associate-Professor, and, from 1977 to 1984, full Professor, in the Department of Physiology at the University of Montreal; from 1984 to 1988, Director of the Department of Anatomy at the University of Montreal. He was also a member of the MRC Research Group in Neurological Sciences at the University of Montreal from 1972 to 1981. Mr. Courville holds a B.A. (1954), a Doctorate in Medicine (1960) and a M.Sc. in Physiology (1962) from the University of Montreal as well as an L.M.C.C. in Medicine (1960) from the Medical Council of Canada. He also holds a Doctorate in Neuroanatomy from the University of Oslo. He is a Fellow of the Royal Society of Canada since 1989.

Mr. Allaire has been associated with ART since 1994 when the Company had less than ten employees and was at an early research and development stage. During the course of his involvement with ART, the Company grew to sixty highly qualified employees and succeeded in raising through private placements and its initial public offering (IPO), over $75 million to finance its innovative research and development programs as well as its lonf-term growth strategy.

About ART

ART Advanced Research Technologies Inc. is a North American biomedical company that is involved in the research, design, development, and marketing of optical technologies used in the detection of disease and the visualization of biological phenomena in living systems. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection and diagnosis of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses an exclusive proprietary time domain technique in optical imaging, which generates functional information about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize, visualize and measure cellular and molecular processes and pathways. A major application for this technology is the molecular imaging of animals for the accelerated development of new drugs in areas such as cancer and heart disease. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA"). For more information about ART, visit its Web site at: www.art.ca..

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION

Montréal

Simard Hamel Communications

Jean-Marc Simard (j.m.simard@shc.ca)

Josée-Michelle Simard (josee-michelle.simard@shc.ca)

(514) 287-9811

Communications Financières Renmark inc.

Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

SOURCE ART Advanced Research Technologies Inc. Sébastien Gignac, Vice President, Corporate Affairs and Secretary sgignac@art.ca (514) 832-0777